                                                                                    David J. Levine
                                                                                ASSOCIATE
                                                                                PHONE 212-715-9121
                                                                                FAX 212-715-8000
                                                                                DJLEVINE@KRAMERLEVIN.com

            December 4, 2006

VIA EDGAR and FEDERAL EXPRESS
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trey Resources, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 4, 2006
File No. 333-133924

Dear Ms. Wolff:

On behalf of Trey Resources, Inc. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated August 16, 2006 relating to the above-captioned registration statement on Form SB-2. Captions and page references herein correspond to those set forth in Amendment No. 3 to the registration statement (“Amendment No. 3” or the “prospectus”), a copy of which has been marked against the changes from Amendment No. 2 to the registration statement filed on August 4, 2006. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to you. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We refer to your response to comment no. 2 in your letter dated July 7, 2006. We also note your revised disclosure that the promissory notes were required to be repaid out of the net proceeds received by you pursuant to advances under the equity line of credit agreement. We further note section 1 of the May 4, 2004 note and the August 30, 2004

Ms. Elaine Wolff
December 4, 2006

note, which states that Cornell “may at its sole discretion transfer to their account from escrow such shares of the Company’s Common Stock as required by each Advance Notice and retain and apply of the net proceeds of each Advance (after deducting any fees owed to [Cornell] under the terms of the Equity Line of Credit Agreement) to the outstanding balance of this Note as existing from time to time.” In addition, the “Entire Agreement” section in each of the notes refers to the Note, the Irrevocable Transfer Agent Instructions, the Equity Line of Credit Agreement and the exhibits as setting forth the entire understanding of the parties. As the notes appear to be part of a single series of transactions involving the equity line and, pursuant to the notes, the company did not appear to have the ‘put’ right solely within its control, please explain to us how issuing the notes, using the proceeds from the equity line to repay the notes and then converting the outstanding balance under the equity line into convertible debentures for Class A common would not impact whether the company had “completed” the private transaction of all of the securities that it registered for “resale” in its registration statement on Form SB-2 filed in October, 2003 . Please see the March 2001 Supplement to the Division’s Current Issues Outline regarding private equity lines with registered resales available on www.sec.gov.

We respectfully disagree with the Staff’s position that the equity line transaction was not “completed” and we believe the structure of the transaction is consistent with the Staff’s position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. The equity line transaction was completed and fully committed prior to the filing of the resale registration statement on Form SB-2 filed in October 2003. Cornell was irrevocably bound to purchase the Company’s common stock once the Company exercised a “put” under the equity line arrangement. This “put” right was solely within the Company’s control. In addition, the Company utilized a form of registration statement that the Company was eligible to use for a primary offering and Cornell was named as an underwriter in the prospectus and was accordingly subject to all of the requirements and liabilities of an underwriter. The registration statement covering the equity line agreement was declared effective by the Commission on February 11, 2004.

In connection with the issuance of the promissory notes to Cornell, the Company determined, in its sole discretion, to place in escrow a certain number of advance notices and shares of common stock which the Company agreed would be released to Cornell on certain pre-determined dates. In essence, the advance notices and shares were used as collateral for the notes and the Company retained control to pay Cornell cash on the notes and then to decide whether to proceed with an advance or not. Although certain of the notes state that Cornell “may at its sole discretion transfer to their account from escrow such shares of the Company’s

Ms. Elaine Wolff
December 4, 2006

Common Stock as required by each Advance Notice and retain and apply the net proceeds of each Advance (after deducting any fees owed to Cornell under the terms of the Equity Line of Credit Agreement) to the outstanding balance of this Note as existing from time to time”, Cornell was never in control of the Company’s “put” right under the equity line agreement. Instead, Cornell's discretion was only with respect to the application of the proceeds to repay the outstanding balances of the promissory notes. Although the Company agreed in advance with Cornell to escrow the advance notices, only the Company determined when the advances would be released (i.e., when the puts would be made). Cornell was not in control of the amount of a specific advance or the dates upon which such advances would be released from escrow. In essence, Cornell’s discretion was not when a “put” would be exercised but was rather when to take down the shares from escrow following the automatic release of the advance notices on the dates pre-determined by the Company. This was merely an administrative function. Accordingly, since the puts remained in the Company’s control and only the cash received from a put was used to repay a portion of the promissory notes, we do not believe the equity line agreement was amended or “not complete.”

Although the Company and Cornell agreed to the repayment of the promissory notes from the cash received by the Company from the sale of stock to Cornell under the equity line arrangement, we do not view the issuance of these promissory notes to be part of a series of transactions involving the equity line which would cause the equity line transaction to be deemed “not completed.” The equity line agreement was never amended to contemplate the issuance of the notes. Rather, the mechanism used to repay the promissory notes was simply through puts determined by the Company and the application of proceeds from the issuance of shares of common stock pursuant to the terms contained in the equity line agreement. It is for this reason that the “Entire Agreement” section in each of the Notes refers to the equity line agreement. Under this arrangement, the Company exercised a number of puts under the equity line, pursuant to which 73,182,163 shares were issued and the proceeds from such puts of $1,675,000 were used to repay the promissory notes.

Please note that the equity line agreement was terminated by the Company in December 2005. Accordingly, the Company cannot and will not structure any loans from Cornell in this manner.

2.
We note your response to prior comment 2 and the revised disclosure. In particular, we note that Cornell retained 6% of each advance on the promissory notes. Please expand your disclosure to state, if true, that this amount was in addition to the commitment and structuring fees paid to Yorkville Advisors. In addition, please provide the total amount of all fees, including any retained amounts by Cornell or Yorkville Advisors, associated with the promissory notes.

The Commitment fees paid to Cornell constitute the retained 6% of each advance on the

Ms. Elaine Wolff
December 4, 2006

promissory notes. This amount was not in addition to the commitment fees. We have provided the total amount of all fees, including any retained amounts by Cornell or Yorkville Advisors, associated with the promissory notes.

3.
We note your response to prior comment 3 that the issuance of the promissory notes to Cornell was a more efficient way of funding your operations and that your cash needs exceeded the maximum amount that could be drawn down under the equity line agreement. Please expand your disclosure to state for each promissory note how the proceeds were used.

We have expanded our disclosure throughout the prospectus to state how the proceeds for each promissory note were used.

4.	With respect to the promissory notes submitted supplementally, the notes do not appear to have been executed and certain notes contain blanks. Please provide an executed copy of each promissory note.

Enclosed are executed copies of each of the promissory notes.

If you have any questions, please do not hesitate me at the above telephone and facsimile numbers.

                Very truly yours,

                /s/ David J. Levine
            David J. Levine

cc:   Mr. Mark Meller
    Scott S. Rosenblum, Esq.